Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

2007 Interim Results Announcement

§1	IMPORTANT MESSAGE

1.1	The board of directors (the “Board”) and Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its directors, supervisors and senior management warrant that there are no false representations, or misleading statements contained in, or material omission from this report, and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this report.

This summary of the interim report is extracted from the full text of the interim report. The full report is published on www.sse.com.cn. For detailed content, investors are advised to read the full text of the interim report.

1.2	Directors Mr. Shi Wei, Mr. Lei Dianwu and Independent Director Mr. Sun Chiping were absent from the 22nd meeting of the Fifth Session of the Board due to business engagement. Mr. Shi Wei and Mr. Lei Dianwu appointed and authorized Mr. Rong Guangdao, Chairman, as their irrevocable voting proxies. Mr. Sun Chiping appointed and authorized Independent Director Mr. Chen Xinyuan as his irrevocable voting proxy. The Board considered and approved the 2007 Interim Report.

1.3	The interim financial statements of the Company for the six-month period were unaudited.

1.4	Mr. Rong Guangdao, Chairman and President of the Company, Mr. Han Zhihao, Director and Chief Financial Officer overseeing the accounting operations and Mr. Hua Xin, Finance Manager (Accounting Chief) hereby warrant the truthfulness and completeness of the financial report contained in this report.

§2	CORPORATE INFORMATION

2.1	Corporate Information

A Share
H Share	ADRs
☐Stock Abbreviation
S
SHI	600688
☐Shares Stock Code
338	—
☐Stock Exchange Listings
Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited
New York Stock Exchange

	Secretary to the Board	Securities representative
☐
Name	Zhang Jingming	Tang Weizhong
☐
Correspondence Address	48 Jinyi Road Jinshan District Shanghai People’s Republic of China	Suite B, 28/F Huamin Empire Plaza 728 West Yan’an Road Shanghai People’s Republic of China☐
Telephone	86-21-57943143/52377880	86-21-52377880
Fax	86-21-57940050/52375091	86-21-52375091
E-mail	spc@spc.com.cn	tom@spc.com.cn

2.2	Major Financial Data and Indicators

Prepared under PRC Accounting Standards for Business Enterprises

2.2.1.	Major Accounting Data and Financial Indicators (unaudited)

				Unit: RMB’000

	As at 30 June 200`7	As at 31 December 2006		Increase as compared to the end of the previous year (%)
		(After adjustment)Note	(Before adjustment)Note
Total assets	29,213,884	28,098,679	27,684,200	3.97
Shareholders’ equity (excluding minority interests)	21,146,596	19,412,895	19,273,088	8.93
Net asset value per share (RMB)	2.937	2.696	2.677	8.94

	For the six-month period ended 30 June			Increase of this reporting period as compared to the corresponding period of the previous year (%)
	2007	2006
		(After adjustment)Note	(Before adjustment)Note
Operating profit	2,493,081	53,086	-179,725	4,596.31
Profit before taxation	2,452,243	30,846	17,051	7,849.95
Net profit/(loss) attributable to equity shareholders of the Company	1,751,897	-15,898	-27,560	—
Net profit / (loss) excluding non-recurring items	1,510,975	-17,295	12,432	—
Basic earnings/(losses) per share (RMB)	0.243	-0.002	-0.004	—
Diluted earnings/(losses) per share (RMB)	0.243	-0.002	-0.004	—
Return on net assets(%)	8.285	-0.086	-0.150	8.371
				percentage points increase
Net cash flow from operating activities	1,355,255	538,439	538,439	151.70
Net cash flow per share from operating activities (RMB)	0.188	0.075	0.075	151.70

Note:	“Before adjustment” represents the balances/amounts prepared under the old PRC accounting rules and regulations. “After adjustment” represents the balances/amounts prepared under the current PRC Accounting Standards for Business Enterprises (2006).

2.2.2 Non-recurring items

Unit: RMB’000

Non-recurring items	Amount
Gains from disposal of non-current assets	387,617
Net income of non-operating income/(expenses) other than those mentioned above	(28,032)
Less: Tax effect for the above items	(118,663)
Total	240,922

2.2.3	Differences between financial statements prepared under PRC Accounting Standards for Business Enterprises and IFRS

Unit: RMB’000

Items	Net Profit	Net Assets (excluding minority interests)
Under PRC Accounting Standards for Business Enterprises	1,751,897	21,146,596
Under IFRS	1,785,569	20,743,716

For details, please refer to Section 7.5.

§3.	CHANGE OF SHARE CAPITAL AND SHAREHOLDERS

3.1	Number of Shareholders and their Shareholdings

Unit: Share

Total number of shareholders as at the end of the reporting period	132,072

Shareholdings of the top ten shareholders

Name of shareholder	Type of shareholder	Percentage of total shareholding (%)	Number of shares held	Increase/ decrease during the reporting period	Type of shares	Number of non- circulating shares held	Number of shares pledged or frozen
China Petroleum & Chemical Corporation	State-owned Shareholder	55.56	4,000,000,000	—	Non-circulating	4,000,000,000	Nil
HKSCC (Nominees) Ltd.	Foreign Shareholder	26.80	1,929,595,401	4,470,000	Circulating	—	Unknown
Hong Kong and Shanghai Banking Corporation (Nominees) Limited	Foreign Shareholder	4.96	356,774,000	198,000	Circulating	—	Unknown
China Minsheng Banking Corp., Ltd. — Orient Jing Xuan Hun He Xing Kai Fang Shi Securities Investment Fund	Others	0.52	37,420,714	31,840,714	Circulating	—	Unknown
Shanghai Kangli Gong Mao Company	Others	0.23	16,730,000	—	Non-circulating	16,730,000	Unknown
Zhejiang Province Economic Construction and Investment Company	Others	0.17	12,000,000	—	Non-circulating	12,000,000	Unknown
ICBC — Bosera Select Equity Securities Investment	Others	0.15	10,999,912	Unknown	Circulating	—	Unknown
Hong Kong and Shanghai Banking Corporation (Nominees) Limited	Foreign Shareholder	0.14	10,402,000	—	Circulating	—	Unknown
Goldman Sachs Asset Management L.P. —Goldman Sachs China Fund ( )	Others	0.11	8,219,300	Unknown	Circulating	—	Unknown
China Merchants Bank Co., Ltd. — Shang Zheng Hong Li Jiao Yi Xing Kai Fang Shi Securities Investment Fund	Others	0.09	6,503,586	- 5,620,178	Circulating	—	Unknown

Shareholdings of the top ten holders of circulating shares

Name of shareholders	Number of shares in circulation held	Type of shares
HKSCC (Nominees) Ltd.	1,929,595,401	Overseas listed foreign shares
Hong Kong and Shanghai Banking Corporation (Nominees) Limited	356,774,000	Overseas listed foreign shares
China Minsheng Banking Corp., Ltd. — Orient Jing Xuan Hun He Xing Kai Fang Shi Securities Investment Fund	37,420,714	RMB-denominated ordinary shares
ICBC — Bosera Select Equity Securities Investment	10,999,912	RMB-denominated ordinary shares
Hong Kong and Shanghai Banking Corporation (Nominees) Limited	10,402,000	Overseas listed foreign shares
Goldman Sachs Asset Management L.P. — Goldman Sachs China Fund ( )	8,219,300	RMB-denominated ordinary shares
China Merchants Bank Co., Ltd. — Shang Zheng Hong Li JiaoYi Xing Kai Fang Shi Securities Investment Fund	6,503,586	RMB-denominated ordinary shares
Shanghai Junfa Trading Company Limited ( )	4,155,250	RMB-denominated ordinary shares
National Social Security Fund 102 ( )	4,000,000	RMB-denominated ordinary shares
China Construction Bank — Bosera Yufu Securities Investment Fund	3,521,405	RMB-denominated ordinary shares
Description of any connected relationship or connected parties relationships among the above shareholders	Of the above-mentioned shareholders, China Petroleum & Chemical
Corporation (“Sinopec Corp.”), the State-owned shareholder, does not have any connected relationship with the other shareholders, and is not a connected party of other shareholders under the “Administration
Measures for Disclosure of Shareholdings in Listed Companies”. Of the
above-mentioned shareholders, HKSCC (Nominees) Limited and Hong
Kong and Shanghai Banking Corporation (Nominees) Limited are
nominee shareholders. Apart from the above, the Company is not aware of whether or not there are connected relationships among the other shareholders, and whether or not they are connected parties under the
“Administration Measures for Disclosure of Shareholdings in Listed
	Companies”.

3.2.	Interest and short positions of substantial shareholders and other persons in the ordinary shares and the underlying shares

As at 30 June 2007, the interests and short positions of the Company’s substantial shareholders and other persons who are required to disclose their interests pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (“SFO”) of Hong Kong (including those who are entitled to exercise, or control the exercise of, 5% or more of the voting power at any general meeting of the Company but excluding the directors, supervisors and senior management of the Company) in the shares and underlying shares of the equity derivatives of the Company as recorded in the register which is required to be kept under Section 336 of the SFO of Hong Kong were as follows:

(i)	Interests in the ordinary shares of the Company

Name of shareholder	Number and type of shares held	% of total issued share capital	% of shareholding in the Company’s total issued H shares		Capacity
Sinopec Corp.	4,000,000,000 promoter legal person shares (L)	55.56%	—		Beneficial owner
Halbis Capital Management (Hong Kong) Limited	149,038,000 (L)	2.07%	6.40	%(L)	Beneficial owner: Investment managers: Others (Lending Pool)
Government of Singapore Investment Corporation Pte. Ltd	146,743,700 (L)	2.04%	6.30	%(L)	Beneficial owner: Investment managers: Others (Lending Pool)

*	Such shares were held through a nominee

(L)	Long position (S) Short position

Save as disclosed above, no interests of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the underlying shares of the equity derivatives of the Company were recorded in the register which is required to be kept under Section 336 of the SFO.

(ii)	Short positions in the ordinary shares and the underlying shares of the Company

As at 30 June 2007, no short positions of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the shares or underlying shares of the equity derivatives of the Company were recorded in the register which is required to be kept under Section 336 of the SFO.

§4.	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

4.1	Change of shareholdings of directors, supervisors and senior management

During the reporting period, there was no change in the number of shares of the Company held by the directors, supervisors and senior management of the Company. The actual number of shares in the issued share capital of the Company held by the directors, supervisors and senior management as at the end of the reporting period was as follows:

Unit: share

Name	Position	Number of shares held at the beginning of the reporting period	Number of shares held at the end of the reporting period	Change in the number of shares held
Rong Guangdao	Chairman and President	3,600	3,600	No Change
Du Chongjun	Vice Chairman and Vice President	1,000	1,000	No Change
Han Zhihao	Director and Chief Financial Officer	Nil	Nil	No Change
Shi Wei	Director and Vice President	Nil	Nil	No Change
Li Honggen	Director and Vice President	Nil	Nil	No Change
Dai Jinbao	Director	Nil	Nil	No Change
Lei Dianwu	External Director	Nil	Nil	No Change
Xiang Hanyin	External Director	Nil	Nil	No Change
Chen Xinyuan	Independent Director	Nil	Nil	No Change
Sun Chiping	Independent Director	Nil	Nil	No Change
Jiang Zhiquan	Independent Director	Nil	Nil	No Change
Zhou Yunnong	Independent Director	Nil	Nil	No Change
Gao Jinping	Chairman of Supervisory Committee	Nil	Nil	No Change
Zhang Chenghua	Supervisor	Nil	Nil	No Change
Wang Yanjun	Supervisor	Nil	Nil	No Change
Lu Xiangyang	External Supervisor	Nil	Nil	No Change
Geng Limin	External Supervisor	Nil	Nil	No Change
Liu Xiangdong	Independent Supervisor	Nil	Nil	No Change
Yin Yongli	Independent Supervisor	Nil	Nil	No Change
Zhang Jianping	Vice President	Nil	Nil	No Change
Tang Chengjian	Vice President	Nil	Nil	No Change
Zhang Jingming	Company Secretary	Nil	Nil	No Change

Shares held by the above individuals are A shares and represented their personal interests in their capacity as beneficial owners.

Interests and short positions of directors and supervisors in the ordinary shares, underlying shares and debentures of the Company

Save as disclosed above, as at 30 June 2007, none of the directors or supervisors of the Company had any interests or short positions in any shares, underlying shares of the equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register which is required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the “Model Code”).

As at 30 June 2007, none of the directors or supervisors of the Company or their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

§5.	REPORT OF THE DIRECTORS

Discussion and analysis of the overall operation during the reporting period

The following discussion and analysis should be read in conjunction with the unaudited financial statements of the Group and notes in the interim report. The financial data involved hereinafter are extracted from the unaudited financial statements prepared in accordance with IFRS.

Business review and discussion on the operating results

In the first half of 2007, the global economy continued to grow steadily while China’s economy maintained its relatively fast growth, achieving a GDP growth rate of 11.5% according to the National Bureau of Statistics of China. Accordingly, demand was booming in both the international and domestic petrochemical markets and prices of petrochemical products were rising. Driven by these factors, the petrochemical industry of China maintained its solid momentum of development. Production and sales of major products were both thriving, with strong demand in the downstream segment.

The Group aggressively capitalized on the trends of the continued and relatively rapid growth of the domestic economy and the steady and relatively rapid development of the PRC petrochemical industry in the first half of 2007. In light of the unfavorable conditions resulting from sustained high volatility of international crude oil prices, surging prices of raw materials and intensifying market competition, the Group implemented a low-cost strategy as its main course of action while focusing on improving economic efficiency. In particular, the Group further improved its production operation, adjusted the sector and product composition, enhanced internal management, pushed forward reforms and strove for cost and expense reductions. In the first half, the Group maintained stable operations and production, without encountering any major incidents in production, safety or environmental protection. The number of unscheduled suspensions for major production facilities decreased by 7.14% over the corresponding period of the previous year, whereas the output-to-sales ratio and the receivable recovery ratio remained at satisfactory levels. For the six-month period ended 30 June 2007, the Group’s turnover was RMB26,820.2 million (equivalent to HK$27,524.8 million), up RMB3,379.9 million (equivalent to HK$3,468.7 million) or 14.42% on a year-on-year basis. Profit before taxation of RMB2,469.1 million (equivalent to HK$2,534.0 million) was realized, representing an increase of RMB2,416.4 million (equivalent to HK$2,479.9 million) over the same period of the previous year. The 45.85-fold increase was the best ever for the same period in the Company’s history. Meanwhile, profit after taxation and minority interests rose RMB1,779.9 million to RMB1,785.6 million (equivalent to HK$1,832.5 million).

In the first half of 2007, the Group processed 4,512,700 tons of crude oil, an increase of 1.48% or 65,600 tons on a year-on-year basis. Of the total processed amount, imported oil and offshore oil amounted to 4,266,100 tons and 246,600 tons, respectively. The output of gasoline decreased by 27.41% to 290,800 tons, while the output of diesel reported a 2.34% hike to 1,360,200 tons. Production of jet fuel reached 351,500 tons, up 39.15%. The output of ethylene and propylene amounted to 476,500 tons and 248,000 tons, respectively, representing respective decreases of 0.79% and 5.95%. On the other hand, the output of synthetic resins and plastics, synthetic fibre monomers and synthetic fibre polymers amounted to 558,400 tons, 430,700 tons and 302,400 tons, respectively, recording respective increases of 0.43%, 12.72% and 0.80%. However, the output of synthetic fibres dropped 4.98% to 162,300 tons. The Group’s output-to-sales ratio and receivable recovery ratio in the first half were 99.15% and 99.24%, respectively.

The following table sets forth the Group’s sales volumes and net sales, net of sales taxes and surcharges, for the reporting period:

	For the six-month period ended 30 June
	2007			2006
	Sales Volume	Net Sales		Sales Volume	Net Sales
	(‘000 tons)	(Millions of RMB)	% of Total	(‘000 tons)	(Millions of RMB)	% of Total
Self-produced products
Synthetic Fibres	157.8	2,296.4	8.68	174.7	2,306.0	9.97
Resins and Plastics	802.4	8,088.4	30.56	791.8	7,588.2	32.82
Intermediate Petrochemicals	593.1	4,184.5	15.80	485.3	3,039.1	13.14
Petroleum Products	2,547.3	9,782.5	36.96	2,370.8	8,795.5	38.04
Others	—	2,116.4	8.00	—	1,395.5	6.03
Total	4,100.6	26,468.2	100.00	3,822.6	23,124.3	100.00

In the first half of 2007, the Group realized net sales of RMB26,468.2 million, up 14.46% from a year ago, among which net sales derived from petroleum products, intermediate petrochemicals and resins and plastics increased by 11.22%, 37.69% and 6.59%, respectively, while net sales of synthetic fibres reported a 0.42% dip. The increases were mainly due to continued increases in the prices of energy and raw materials and the increased sales volume of petroleum products, intermediate petrochemicals and resins and plastics, while the decrease in net sales of synthetic fibres was attributable to a drop in sales volume. Compared to the first half of 2006, the average prices (excluding tax) of the Group’s petroleum products, intermediate petrochemicals, resins and plastics, and synthetic fibres increased by 3.52%, 12.67%, 5.19% and 10.25%, respectively, during the reporting period. However, when compared to the second half year of 2006, the average prices (excluding tax) of the above four products dropped by 0.69%, 1.04%, 5.30% and 1.80%, respectively.

A majority of the Group’s products were sold in eastern China.

During the first six months of 2007, the Group’s cost of sales increased by 6.46% on a year-on-year basis to RMB24,413.1 million, accounting for 92.24% of the net sales.

Crude oil is the Group’s major raw material. Affected by various factors such as continued growth in global demand, limited capabilities to increase output by major oil producing countries, geo-political factors, the depreciation of the US dollar and trading activities of speculative funds, prices of international crude oil continued to hover around the high level of US$50-US$70/barrel. During the first half, the average price of Brent crude oil was approximately US$64/barrel, down approximately 4.5% from the average price of US$67/barrel a year ago. The decrease in crude oil price, together with the appreciation of RMB, resulted in a year-on-year drop of RMB159.02/ton to RMB3,547.75/ton for our weighted average cost of crude oil in the first half of 2007, representing a 4.29% decrease. With the average prices of crude oil having dropped slightly, the Group’s total cost of crude oil processed during the reporting period fell 1.23% on a year-on-year basis to RMB16,001.0 million. The crude oil costs accounted for 65.54% of the Group’s cost of sales in the first half.

Expenses for other ancillary materials amounted to RMB5,160.5 million in the first half of 2007, up 39.77% as compared to the same period last year, mainly due to increases in both the prices of raw materials and the volume of intermediate petrochemicals purchased to meet production needs. Depreciation and maintenance costs during the reporting period amounted to RMB825.5 million and RMB338.1 million, respectively, both of which decreased slightly from a year ago. Energy and power costs increased by RMB32.6 million to RMB541.9 million, as a result of year-on-year increases to various degrees in both purchase volumes and purchase prices of thermal coal and external electricity. The Group made no provision for the price drop of finished goods during the reporting period.

The Group’s selling and administrative expenses in the first half of 2007 amounted to RMB243.1 million, down 13.49% from last year’s RMB281.0 million. The decrease was caused by the drop in sales and transportation expenses as a result of cost reduction during the reporting period.

The Group’s other operating expenses in the reporting period rose RMB53.4 million year-on-year to RMB115.5 million, mainly as a result of an increase in employee reduction expenses during the reporting period.

The 2007 first half financial costs of the Group decreased by 17.24% on a year-on-year basis to RMB88.8 million, as a result of foreign exchange gains generated from the US-denominated loans following the appreciation of Renminbi.

The Group’s profit after taxation and minority interests soared by 312.26 times from RMB5.7 million in the first half of 2006 to RMB1,785.6 million in the first half of 2007.

Liquidity and capital resources

Net cash inflow generated from operating activities amounted to RMB1,243.4 million for the first half of 2007, up RMB866.4 million from a year ago. Owing to a substantial increase in profit before taxation, profit before taxation (net of depreciation) brought an operating cash inflow of RMB3,286.2 million, an increase of RMB2,323.5 million on a year-on-year basis. Meanwhile, increased inventory balance at the end of the reporting period led to a RMB928.0 million increase in operating cash outflow over the beginning of the year (as compared with a RMB714.5 million increase in operating cash outflow for the same period last year due to a rise in inventory balance at the end of that period). Changes in trade payables, other payables and bills payable at the end of the period gave rise to a RMB80.9 million decrease in operating cash inflow (as compared with an RMB810.4 million rise in operating cash inflow a year ago), while increases in debtors, bills receivable and deposits led to a decrease in operating cash inflow of RMB2.3 million (as compared with a RMB304.2 million decrease for the same period of the previous year due to increase in such balances at the end of the period). In addition, as a result of the changes in the accounts balances at the end of the period with the parent company, the subsidiaries and the associates of the Group, the Group’s cash inflow increased by RMB42.3 million (as compared with a RMB39.9 million drop last year). Furthermore, the Group’s income tax payment increased significantly due to a significant increase in profit during the reporting period. In the first half of 2007, income tax payment resulted in a cash outflow of RMB301.9 million (as compared with the RMB33.6 million cash outflow arising from income tax payment for the same period last year).

Borrowings and debts

The Group’s long-term borrowings are mainly applied to its capital expansion projects. In general, the Group arranges long-term borrowings according to its capital expenditure plans, and in overall terms there are no seasonal borrowings. Short-term debts are used to meet the Group’s needs for working capital during the normal course of production operation. The Group’s borrowings at the end of the first half of 2007 amounted to RMB3,859.2 million, down RMB1,474.8 million on a year-on-year basis. Among these, short-term debts and long-term borrowings decreased by RMB1,401.1 million and RMB73.7 million, respectively.

The Group issued 365-day short-term commercial papers with a face value of RMB2 billion to corporate investors in the PRC interbank debenture market on 11 December 2006. The commercial papers were issued at a par value of RMB100 with an effective interest rate of 3.83% per annum, and will mature on 12 December 2007.

As at 30 June 2007, guarantees provided by the Group to the Company’s joint ventures and associates in favor of various banks, together with the contingent liabilities to be undertaken on the guarantees provided by the joint ventures to various third parties, amounted to RMB21 million.

Foreign exchange risks

Since the Group purchases its major raw materials, particularly crude oil, from overseas sources through Sinopec Corp. and exports a portion of the Company’s petrochemical products directly through Sinopec Corp. as well, exchange rate changes will indirectly affect the prices of the Group’s raw materials and petrochemical products. This may, in turn, have a discernible impact on the Group’s profitability. In addition, as discussed above, a change in the relevant exchange rates will affect the level of the Group’s financial expenses since a small part of the Group’s debts is denominated in foreign currencies. Accordingly, the Group’s profitability will be affected as well.

Capital Expenditure

Construction on the Group’s major projects continued to move forward during the Period. The 380,000-ton/year ethylene glycol project and the 3,300,000-ton/year diesel hydrogenation project commenced operation on 3 March and 18 June, respectively, with both facilities now operating smoothly. Other major projects of the Group aimed at further adjusting and optimizing sector and products composition, proceeded smoothly. For example, the flue-gas desulphurization project, the 620-ton/hour steam boiler and the 100-megawatt power generation project, the 1,200,000-ton/year delayed coking facility and the 600,000-ton/year PX aromatics complex were all proceeding steadily as scheduled. Some of these projects are expected to commence operation within the year.

In the first half, the Group’s capital expenditure amounted to RMB669.0 million, comprising capital injections into the projects under construction, including the 620-ton/hour steam boiler, the 100-megawatt power generation project and the 1,200,000-ton/year delayed coking facility, as well as other technological renovation projects. In the second half of the year, the Group also plans to proceed with capital injections into other major technological renovation projects, such as the energy conservation and consumption reduction renovation of ethylene cracking furnaces, while continuing the efforts to advance the construction of the above-mentioned projects. The Group plans to fund the capital expenditure from operating cash and credit facilities from banks.

Debt-equity ratio

As at 30 June 2007, the Group’s debt-equity ratio was 4.55%, compared to 8.37% as at 30 June 2006. The ratio is equal to our total long-term loans divided by our total long-term loans and total equity attributable to equity shareholders of the Company.

Employees

As at 30 June 2007, the Group’s employees totaled 21,775. Our staff costs for the period ended 30 June 2007 totaled RMB561.7 million.

Income tax

Since 1993, the Company has been enjoying a concessionary income tax rate of 15% upon the approval of the State taxation authorities. In August 2007, the Company was notified by the Shanghai Municipal office of the State Administration of Taxation that the 2007 income tax rate for the Company will be raised from 15% to 33%. In addition, in March 2007 the National People’s Congress of the PRC approved the legislation which adopted a uniform taxation system for both domestic enterprises and foreign enterprises in the PRC. The new system will take effect from 1 January 2008 and the uniform income tax rate for enterprises will drop to 25% from 1 January 2008. The impact of the income tax rate change on the Company will depend on the finalized implementation guidelines to be announced.

Disclosure required by the Listing Rules

Save as disclosed herein, pursuant to paragraph 40 in Appendix 16 of the Rules Governing the Listing of Securities on

The Stock Exchange of Hong Kong Limited (the”Listing Rules”), the Company confirmed that there have been no material changes in the existing information of the Company relating to the matters as set out in paragraph 32 in Appendix 16 and the information disclosed in the Company’s 2006 annual report.

Market outlook and work plans for the second half of the year

For the second half of 2007, both the global economy and China’s economy are expected to maintain steady growth. However, global supply and demand of crude oil will remain relatively unbalanced. It is anticipated that crude oil prices will hover at higher levels or even set new highs (the July Brent crude oil price had already surpassed last year’s high, with the monthly average price reaching US$77/barrel; the WTI crude oil price on the New York Stock Exchange also reached a new high on 31 July 2007) as a result of OPEC’s cap on production which has increased the demand for refinery products. Geo-political risks such as the nuclear issue in Iran and the oil security issue in Nigeria, as well as other factors such as hurricane expectation, and trading activities by speculative funds, will also play a role. Affected by the above factors, while the domestic petrochemical industry is expected to continue to prosper, the industry will face mounting pressure nonetheless. As for petrochemical enterprises, despite a favorable trend in market demand and supply which is likely to happen in the second half, pressure will arise from high oil prices, peer competition in both the international and domestic markets, lower import tariffs for petrochemicals, reduction in export tax rebates for downstream products, as well as the absence of a pricing mechanism for domestic petroleum products and the State’s tightening of relevant policies, in particular for those related to environmental protection. For the second half of 2007, the average cost of crude oil for our Group processing may increase significantly as compared with the first half of 2007, while the major production facilities will undergo large-scale inspection and maintenance. Accordingly, the outlook of production operation is not optimistic. Given the above, in the second half of 2007, the Group will continue to follow the work objectives and targets established at the beginning of the year, proceeding with the following tasks in a solid and effective manner:

(i)	Emphasizing safety and environmental protection efforts to ensure a stable and effective production operation.

(ii)	Accelerating the development of the structural adjustment program and pushing forward technological renovation programs, thereby striving for the enhancement of the enterprise’s competitiveness.

(iii)	Continuously enhancing internal management and reducing costs and to further improve the Company’s operating efficiency.

(iv)	Advancing further the reform programs, such as organizational streamlining and reforms for the separation of auxiliary businesses, in a pro-active and orderly manner.

(v)	Further strengthening team-building and corporate culture-building efforts to promote corporate harmony and development.

5.1.	Summary of segmental results (Prepared under PRC Accounting Standards for Business Enterprises)

Unit: RMB’000

By segment or by product	Operating income	Cost of sales	Gross profit margin (%)	Increase/ decrease of operating income compared to the corresponding period last year (%)	Increase/ decrease of cost of sales compared to the corresponding period last year (%)	Increase/ decrease of gross profit margin compared to the corresponding period last year (%)
Synthetic fibres	2,304,678	2,112,757	8.33	-0.35	-1.86	Increase 1.41 percentage points
Resins and plastics	8,117,734	7,065,426	12.96	6.72	5.69	Increase 0.84 percentage points
Intermediate petrochemicals	4,202,885	3,260,533	22.42	37.87	28.03	Increase 5.96 percentage points
Petroleum products	10,069,800	9,257,313	8.07	10.97	-4.25	Increase 14.61 percentage points
Others	2,188,334	1,982,669	9.40	21.01	48.99	Decrease 17.01 percentage points
Including: connected transactions Price-setting principles of connected transactions Description of the necessity and continuity of connected transactions	10,442,978	9,227,391	11.64	14.19	-2.77	Increase 15.40 percentage points
The directors of the Company (including independent non-executive directors) are of the view that the connected transactions were conducted on normal commercial terms which were no less favorable than those offered to or by any third party and were conducted in an ordinary course of business. This was confirmed by the independent non-executive directors of the Company.

The purchases by the Company from Sinopec Corp. and its associates of crude oil-
related materials and the sales of petroleum products by the Company to them were conducted in accordance with the State’s relevant policy and applicable State tariffs or State guidance prices. As long as the State does not revoke its control over purchases of crude oil, sales of petroleum products and pricing thereof, such connected transactions will continue to happen. The Company sells petrochemical products to Sinopec Corp. and its associates, and Sinopec Corp. and its associates act as agents for the sale of petrochemicals in order to reduce the Company’s inventories, to expand its trading, distribution and sales networks and to improve the Company’s bargaining power with its customers. The Company accepts transportation, design, construction and installation, insurance agency and financial services from Sinopec and its associates in order to secure steady and reliable services at reasonable prices.

5.2	Analysis of geographical segments for principal operations

Unit: RMB’000

Geographical segments	Operating income	Increase of operating income compared to the corresponding period of the previous year (%)
Eastern China	24,641,885	10.10
Other regions in the PRC	2,155,568	52.85
Exports	85,978	44.29

5.3	Reasons for substantial changes in the profitability (gross profit margin) of the principal operations as compared to the corresponding period of the previous year

Unit: RMB’000

Items	For the six-month period ended 30 June		Increase amount	Change (%)	Reason for the change
	2007	2006
Operating profit	2,493,081	53,086	2,439,995	4,596.31	Cost of crude oil decreased as compared to the same period of 2006; increased investment income
Profit before taxation	2,452,243	30,846	2,421,397	7,849.95
Net profit / (loss) attributable to equity shareholders of the Company	1,751,897	(15,898)	1,767,795	—

5.4	Warning on and description of any possibility of the accumulated net profit forecast for the period from the beginning of the year to the end of the next reporting period turning into a loss or any material change in relation to such forecast as compared to the same period last year and the reasons thereof.

During the first half of 2007, the Group’s crude oil processing cost reported a year-on-year drop while investment income increased. Accordingly, the results for the 2007 first half grew significantly as compared to the same period of last year. Though the Company’s average crude oil processing cost for the second half of 2007 will rise significantly as compared to the first half of 2007 it is estimated that the Group’s overall results for the nine-month period ending 30 September 2007 will turn from a loss to a profit, as compared to the same period of the previous year.

§6.	MAJOR EVENTS

6.1	Transfer of assets

During the reporting period, the Group disposed of its interests in certain listed companies through the secondary market. The details are as follows:

Stock Code	Abbreviation	Number of Shares Sold (shares)	Proceeds from sales (RMB’000)	Initial investment costs (RMB’000)	Gains (RMB’000)
600000	SPDB	10,182,502	320,000	7,456	312,544
600517	ZXDQ	3,036,250	90,752	4,762	85,990

6.2	Guarantees

	Unit: RMB’000

	The Company’s external guarantees (excluding guarantees to subsidiaries)
Guaranteed entities	Date (Agreement signing date)	Guarantee amount	Type of guarantee	Guarantee period	Guarantee expired	Guarantee for a connected party
Shanghai Bo Kai Chemicals Co., Ltd.	5 March 2007	5,000	Bank loan	5 March 2007 to 28 February 2008	No	Yes
Others	21 December 2004 to 20 July 2006	16,000	Bank loan	21 December 2004 to 21 December 2009	No	Yes
Amount of guarantees signed during the reporting period						(28,750)
Amount of guarantees at the end of the reporting period (A)						21,000

Guarantees to subsidiaries
Amount of guarantees to subsidiaries signed by the Company during the reporting period						171,500
Amount of guarantees to subsidiaries at the end of the reporting period (B)						525,000

Total guarantee amount (including guarantees to subsidiaries)
Total guarantee amount (A+B)						546,000
Total guarantee amount as a percentage of net asset value of the Company (%) of which:						2.58
Amount of guarantee provided for shareholders, the de facto controller or the other connected parties (C)						—
Amount of debt guarantee provided for the companies with liabilities to assets ratio of over 70% directly or indirectly (D)						525,000
Total amount of guarantee in excess of 50% of the net asset (E)						—
Total guarantee amount of the above three items (C+D+E)						525,000

6.3	Major Connected Transactions

6.3.1	Continuing connected transactions (Prepared under PRC Accounting Standards for Business Enterprises)

Unit: RMB’000

Type of transactions	Related parties	Amount	Percentage of total amount of the type of transaction (%)
Income from sale of products and services	Sinopec Huadong Sales Company	8,132,162	30.25
	Other fellow subsidiaries	2,310,816	8.60

Purchases	Sinopec Transport and Storage Company	11,978,419	53.67
	China International United Petroleum & Chemicals Co., Ltd.	3,079,091	13.80
	Other fellow subsidiaries	1,923,125	8.62
Installation fees	Sinopec and its subsidiaries	64,737	21.67

Transportation costs	Sinopec Transport and Storage Company	125,233	66.00

This includes: an amount of RMB10,443 million for the connected transactions in respect of the sale of products or the provision of labor services to the controlling shareholder and its subsidiaries by the listed company during the reporting period.

6.3.2	Major connected transactions relating to transfer of assets and equity interests

The Company and its subsidiary had respectively entered into equity transfer agreements with Sinopec Finance Company Limited on 7 December 2006 to transfer their respective equity interests in China Everbright Bank or Bank of Shanghai to Sinopec Finance Company Limited. The relevant announcement was published in “China Securities Journal”, “Shanghai Securities News”, “South China Morning Post” and “Hong Kong Commercial Daily” on 8 December 2006. During the reporting period, the transfer procedures for the China Everbright Bank equity interests were completed and the resulting gains were recognised, while the transfer of the Bank of Shanghai equity interests had not been completed yet. But it was completed on 10 August 2007.

6.3.3	Connected creditor’s rights and liabilities

Unit: RMB’000

		Funds provided to connected parties		Funds provided by connected parties to listed company
Connected party	Connected relationship	Net transaction Balance		Net transaction Balance
Holding company and other subsidiaries of Sinopec Corp.	Under the same controlling shareholder	-33,981	51,748	-688	34,655
Total	—	-33,981	51,748	-688	34,655

During the reporting period, the listed company had provided RMB0 of funds to the controlling shareholder and its subsidiaries and the balance of funds provided by the listed company to the controlling shareholder and its subsidiaries amounted to RMB120,788.

Reasons of the increase of connected creditor’s rights and liabilities:

As at the end of the reporting period, the balance of funds provided by the Group to connected parties mainly consisted of the RMB40,000,000 balance of a trust loan provided to the Group’s associate Shanghai Jinpu Platics Packaging Material Company Limited, as well as the outstanding receivables arising from the Group’s product sales to associates.

6.4	Other major events and factors, and analysis of solutions

6.4.1	The Company holds stakes in other listed companies and investments in securities

No.	Stock code	Abbreviation	Number of shares held (shares)	Percentage of shareholding in that company (%)	Initial investment cost (RMB)	Account category
1	600837	HTSEC	4,952,049	0.15	11,164,000.00	Long-term equity investment
2	600000	SPDB	10,302,598	0.24	7,543,978.00	Available-for-sale financial assets
3	600527	JNGX	2,809,271	1.20	1,903,300.00	Available-for-sale financial assets
4	600638	NHPRECL	289,980	0.06	673,300.00	Available-for-sale financial assets
5	600517	ZXDQ	145,513	0.07	239,626.18	Available-for-sale financial assets
6	600640	CSGM	124,114	0.03	225,680.00	Available-for-sale financial assets
7	600322	TJRP.	60,000	0.01	97,362.88	Available-for-sale financial assets
Other securities investment held at the end of the period			—	—	—	—
Total			—	—	21,847,247.06	—

6.4.2	The Company holds stakes in unlisted financial enterprises and companies that plan to go listing

Entities	Initial investment cost (RMB)	Number of shares held (shares)	Percentage of shareholding in that company (%)	Book value at the end of the period (RMB)
Guotai Junan Securities Co. Ltd	7,084,300.00	7,604,140	0.16	7,084,300.00
Guotai Junan Asset Management Co.	575,700.00	617,917	0.16	575,700.00
Bank of Shanghai*	2,887,554.00	3,575,900	0.14	2,887,554.00
Sub-total	10,547,554.00	11,797,957	—	10,547,554.00

*	An equity transfer agreement was entered into with Sinopec Finance Company Limited on 7 December 2006 regarding the shares in Bank of Shanghai, details of which were published in “China Securities Journal”, “Shanghai Securities News”, “South China Morning Post”, “Hong Kong Commercial Daily”, the website of the Shanghai Stock Exchange and the Company´s website on 8 December 2006. The transfer procedures for the equity interests have not yet been completed during the Period. The transfer of the equity interests in Bank of Shanghai had not been completed during the reporting period, but it was completed on 10 August 2007.

6.5	Audit Committee

The audit committee has reviewed jointly with the management of the Company and the Company’s auditors (KPMG) the accounting principles and accounting standards adopted by the Company and its subsidiaries (the “Group”) and discussed matters relating to auditing, internal control and financial reporting (including reviewing the unaudited interim financial report prepared under IFRS for the six-month period ended 30 June 2007).

6.6	Purchase, Sale or Redemption of Securities

During the reporting period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company´s securities.

6.7	Compliance with Code of Corporate Governance Practices

The Group has complied with all the principles and provisions set out in the Code of Corporate Governance Practices (the “Code”) contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), except for the following deviation:

Code Provision A.2.1: The roles of chairman and chief executive officer should be separate; responsibilities of chairman and chief executive officer should be clearly established and set out in writing.

Deviation: Mr. Rong Guangdao is both the chairman and president of the Company.

Reason: Mr. Rong Guangdao has extensive experience in large-scale petrochemical production enterprise and management. Mr. Rong is the most suitable candidate to serve in the positions of chairman and president of the Company. For the time being, the Company is unable to identify another suitable person who possesses abilities and talent better than or equivalent to Mr. Rong to serve in either of the positions. The same deviation was also reported in the Company’s Corporate Governance Report contained in the annual report for 2006.

6.8	The Model Code

The directors of the Company confirm that the Company has adopted the Model Code for Securities Transactions by Directors of Listed Comparies (“Model Code”) set out in Appendix 10 to the Listing Rules. After making specific enquiries with the directors and supervisors of the Company, the Company is not aware of any information that would reasonably indicate that the directors and supervisors of the Company were not in compliance with the requirements of the Model Code during the reporting period.

§7	FINANCIAL STATEMENTS

7.1	Interim Financial Statements prepared under PRC Accounting Standards for Business Enterprises (ASBE 2006) (Unaudited)

Balance Sheet

	The Group		The Company
	At 30 June 2007	At 31 December 2006	At 30 June 2007	At 31 December 2006
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Current assets
Cash at bank and in hand	801,499	894,650	406,022	551,693
Bills receivable	1,432,661	1,273,233	1,134,563	980,026
Trade debtors	771,368	624,890	565,434	347,630
Advance payments	171,346	350,895	153,013	328,882
Other debtors	209,851	236,227	133,662	241,935
Inventories	5,091,209	4,163,256	4,613,904	3,584,431

Total current assets	8,477,934	7,543,151	7,006,598	6,034,597

Non-current assets
Available-for-sale financial assets	402,077	81,119	376,972	66,994
Long-term equity investments	3,568,924	3,536,402	5,234,955	5,524,040
Investment property	496,600	501,904	576,787	584,247
Fixed assets, net	14,398,154	13,606,924	12,847,156	11,842,516
Construction in progress	1,054,033	2,009,797	1,050,892	2,006,056
Intangible assets	572,530	605,719	467,241	496,160
Long-term deferred expenses	196,160	185,180	188,905	176,213
Deferred tax assets	47,472	28,483	47,472	28,483

Total non-current assets	20,735,950	20,555,528	20,790,380	20,724,709

Total assets	29,213,884	28,098,679	27,796,978	26,759,306
Liabilities and shareholders’ equity

Current liabilities
Short-term loans	847,808	1,853,692	527,808	1,618,692
Bills payable	45,490	42,726	35,953	1,141
Trade creditors	1,627,347	1,510,688	1,286,739	879,972
Receipts in advance	366,941	403,620	317,175	373,774
Staff costs payable	52,914	89,458	36,753	39,800
Taxes payable	470,934	269,498	445,686	271,382
Interests payable	58,440	26,386	54,175	26,386
Dividend payable	307,232	—	299,921	—
Other payables	521,099	397,382	651,352	604,183
Short-term debentures payable	2,000,000	2,000,000	2,000,000	2,000,000
Current portion of non-current liabilities	21,458	416,645	10,958	383,034

Total current liabilities	6,319,663	7,010,095	5,666,520	6,198,364

Non-current liabilities
Long-term loans	989,945	1,063,654	700,000	873,710
Deferred tax liabilities	133,042	24,672	125,810	22,987
Other non-current liabilities	263,850	251,350	263,850	251,350

Total non-current liabilities	1,386,837	1,339,676	1,089,660	1,148,047

Total liabilities	7,706,500	8,349,771	6,756,180	7,346,411

Shareholders’ equity
Share capital	7,200,000	7,200,000	7,200,000	7,200,000
Capital reserves	3,237,360	2,967,556	3,222,677	2,967,556
Surplus reserves	4,622,493	4,622,493	4,622,493	4,622,493
Undistributed profits	6,086,743	4,622,846	5,995,628	4,622,846
Total equity attributable to equity shareholders of the Company	21,146,596	19,412,895	21,040,798	19,412,895
Minority interests	360,788	336,013	—	—

Total equity	21,507,384	19,748,908	21,040,798	19,412,895

Total liabilities and shareholders’ equity	29,213,884	28,098,679	27,796,978	26,759,306

Income Statement

	Six-month period ended 30 June
	The Group		The Company
	2007	2006	2007	2006
	RMB’000	RMB’000	RMB’000	RMB’000
Operating income	26,883,431	23,851,045	23,917,553	21,425,511
Less: Cost of sales	23,678,698	22,382,703	20,974,168	20,285,955
Sales taxes and surcharges	352,076	316,004	345,312	311,853
Selling expenses	243,101	281,013	197,250	221,177
Administrative expenses	813,358	912,811	694,282	785,608
Financial expenses	88,757	107,335	70,934	86,579
Impairment losses on assets	(106)	36,494	143	33,272
Add: Investment income	785,534	238,401	702,066	294,381
Including: Investment income from associates and jointly controlled entities	383,160	175,156	371,124	171,244

Operating profit/(loss)	2,493,081	53,086	2,337,530	(4,552)
Add: Non-operating income	10,969	20,049	8,819	6,032
Less: Non-operating expenses	51,807	42,289	39,849	28,840
Including: Losses on disposal of non-current assets	16,140	2,167	5,859	958

Profit/(loss) before taxation	2,452,243	30,846	2,306,500	(27,360)
Less: Income tax	669,885	11,128	645,718	(11,462)

Net profit/(loss)	1,782,358	19,718	1,660,782	(15,898)

Attributable to equity shareholders of the Company	1,751,897	(15,898)	1,660,782	(15,898)
Minority interests	30,461	35,616	—	—

Basic and diluted earnings/(losses) per share	0.243	(0.002)	0.231	(0.002)

Cash flow statement

		Six-month period ended 30 June
		The Group		The Company
		2007	2006	2007	2006
	Note	RMB’000	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		31,315,528	27,709,198	27,534,488	24,661,380
Refund of taxes and levies		9,679	58,584	—	52,285
Other cash received relating to operating activities		2,635	7,196	545	887

Sub-total of cash inflows		31,327,842	27,774,978	27,535,033	24,714,552

Cash paid for goods and services		(28,213,551)	(25,873,987)	(24,828,352)	(23,092,032)
Cash paid to and on behalf of employees		(889,202)	(840,955)	(629,052)	(584,373)
Taxes paid		(725,437)	(432,761)	(693,424)	(389,352)
Other cash paid relating to operating activities		(164,397)	(88,836)	(167,276)	(6,989)

Sub-total of cash outflows		(29,992,587)	(27,236,539)	(26,318,104)	(24,072,746)

Net cash flows from operating activities	(1)	1,335,255	538,439	1,216,929	641,806

Cash flows from investing activities:
Cash received from disposal of investments		477,873	162,761	392,781	82,800
Cash received from investment income		269,351	39,362	549,575	149,966
Cash received from disposal of fixed assets and intangible assets		47,133	73,426	31,702	325
Other cash received relating to investing activities		21,644	20,605	18,068	16,746

Sub-total of cash inflows		816,001	296,154	992,126	249,837
Cash paid for acquisition of fixed assets and intangible assets		(673,039)	(1,126,970)	(656,148)	(1,019,220)
Cash paid for purchase of investments		—	(19,959)	—	—

Sub-total of cash outflows		(673,039)	(1,146,929)	(656,148)	(1,019,220)

Net cash flows from investing activities		142,962	(850,775)	335,978	(769,383)

Cash flows from financing activities:
Proceeds from issuance of corporate bonds		—	977,800	—	977,800
Proceeds from borrowings		7,315,948	7,759,585	6,960,948	7,498,156

Sub-total of cash inflows		7,315,948	8,737,385	6,960,948	8,475,956
Repayment of borrowings		(8,773,440)	(8,737,967)	(8,586,613)	(8,498,971)
Cash paid for dividends, profit distribution and interest		(112,868)	(240,242)	(72,877)	(145,655)

Sub-total of cash outflows		(8,886,308)	(8,978,209)	(8,659,490)	(8,644,626)

Net cash flows from financing activities		(1,570,360)	(240,824)	(1,698,542)	(168,670)

Effect of foreign exchange rate changes		(1,008)	(825)	(36)	(350)

Net decrease in cash and cash equivalents	(2)	(93,151)	(553,985)	(145,671)	(296,597)

Add: Cash and cash equivalent at the beginning of the period		894,650	1,347,237	551,693	821,564

Cash and cash equivalent at the end of the period		801,499	793,252	406,022	524,967

Notes to Cash Flow Statement

(1)	Reconciliation of net profit/(loss) to cash flows from operating activities:

	Six-month period ended at 30 June
	The Group		The Company
	2007	2006	2007	2006
	RMB’000	RMB’000	RMB’000	RMB’000
Net profit/(loss)	1,751,897	(15,898)	1,660,782	(15,898)
Add: Impairment loss for assets	(106)	36,494	143	33,272
Depreciation on investment property	6,628	6,339	7,460	7,460
Depreciation on fixed assets	823,862	925,022	710,349	795,174
Amortisation of goodwill	10,121	6,724	6,493	6,724
Disposal of fixed assets, goodwill and other long-term asset	12,806	73	2,585	678
Financial expenses	84,932	100,349	70,078	81,908
Investment income	(785,534)	(238,401)	(702,066)	(294,381)
Increase in deferred tax assets	(18,989)	(6,684)	(18,989)	(6,684)
Increase in deferred tax liabilities	12,654	2,133	12,654	2,133
Increase in inventories	(927,953)	(747,920)	(1,029,473)	(701,530)
Increase in operating receivables	(62,067)	(409,088)	(102,542)	(186,549)
Increase in operating payables	396,543	843,680	599,455	919,499
Minority interests	30,461	35,616	—	—
Net cash flows from operating activities	1,335,255	538,439	1,216,929	641,806

(2)	Non-cash payment of material investment and financing activities

	Six-month period ended at 30 June
	The Group		The Company
	2007	2006	2007	2006
	RMB’000	RMB’000	RMB’000	RMB’000
Change of fair value of available-for-sale financial assets	365,520	—	354,843	—

(3)	Net change in cash and cash equivalents:

	Six-month period ended at 30 June
	The Group		The Company
	2007	2006	2007	2006
	RMB’000	RMB’000	RMB’000	RMB’000
Cash at the end of the period	801,499	793,252	406,022	524,967
Less: cash at the beginning of the period	894,650	1,347,237	551,693	821,564

Net decrease in cash and cash equivalents	(93,151)	(553,985)	(145,671)	(296,597)

(4)	The analysis of cash and cash equivalents is listed as follows :

	Six month period ended at 30 June
	The Group		The Company
	2007	2006	2007	2006
	RMB’000	RMB’000	RMB’000	RMB’000
(a) Cash and cash equivalents
- Cash on hand	76	303	36	201
- Cash in bank	742,490	753,089	349,914	486,638
- Others	58,933	39,860	56,072	38,128

(b) Cash and cash equivalents at the end of the period	801,499	793,252	406,022	524,967

Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in Renminbi ‘000)

	Six-month period ended 30 June 2006
	Equity attributable to equity shareholders of the Company				Minority interests	Total equity
	Share capital	Capital reserves	Surplus reserves	Undistributed profits
Balance at 31 December 2005	7,200,000	2,856,278	4,537,022	4,573,608	347,453	19,514,361
Change in accounting policies	—	—	9,516	85,641	—	95,157
Balance at 1 January 2006	7,200,000	2,856,278	4,546,538	4,659,249	347,453	19,609,518

Movements in the current period

Profit attributable to shareholders	—	—	—	(15,898)	35,616	19,718
Distributions to shareholders	—	—	—	(720,000)	(77,271)	(797,271)
Balance at 30 June 2006	7,200,000	2,856,278	4,546,538	3,923,351	305,798	18,831,965

	Six-month period ended 30 June 2007
	Equity attributable to equity shareholders of the Company				Minority interests	Total equity
	Share capital	Capital reserves	Surplus reserves	Undistributed profits
Balance at 31 December 2006	7,200,000	2,945,607	4,610,707	4,516,774	336,013	19,609,101
Change in accounting policies	—	21,949	11,786	106,072	—	139,807
Balance at 1 January 2007	7,200,000	2,967,556	4,622,493	4,622,846	336,013	19,748,908

Movements in the current period

Profit attributable to shareholders	—	—	—	1,751,897	30,461	1,782,358
Net gain recognised directly on equity
- Changes in fair value of available-for-sale financial assets, net of deferred tax	—	269,804	—	—	—	269,804
Distributions to shareholders	—	—	—	(288,000)	(5,686)	(293,686)
Balance at 30 June 2007	7,200,000	3,237,360	4,622,493	6,086,743	360,788	21,507,384

Statement of Changes in Shareholders’ Equity

(Expressed in Renminbi ‘000)

	Six-month period ended 30 June 2006
	Share capital	Capital reserves	Surplus reserves	Undistributed profits	Total equity
Balance at 31 December 2005	7,200,000	2,856,278	4,537,022	4,573,608	19,166,908
Change in accounting policies	—	—	9,516	85,641	95,157
Balance at 1 January 2006	7,200,000	2,856,278	4,546,538	4,659,249	19,262,065

Movements in the current period

Profit attributable to shareholders	—	—	—	(15,898)	(15,898)
Distributions to shareholders	—	—	—	(720,000)	(720,000)
Balance at 30 June 2006	7,200,000	2,856,278	4,546,538	3,923,351	18,526,167

	Six-month period ended 30 June 2007
	Share capital	Capital reserves	Surplus reserves	Undistributed profits	Total equity
Balance at 31 December 2006	7,200,000	2,945,607	4,610,707	4,516,774	19,273,088
Change in accounting policies	—	21,949	11,786	106,072	139,807
Balance at 1 January 2007	7,200,000	2,967,556	4,622,493	4,622,846	19,412,895

Movements in the current period

Profit attributable to shareholders	—	—	—	1,660,782	1,660,782
Net gain recognised directly on equity
- Changes in fair value of available-for-sale financial assets, net of deferred tax	—	255,121	—	—	255,121
Distributions to shareholders	—	—	—	(288,000)	(288,000)
Balance at 30 June 2007	7,200,000	3,222,677	4,622,493	5,995,628	21,040,798

7.3	Notes to the financial statements

7.3.1	Please state the content, reason and the relevant impact, if there is change in accounting policies, accounting estimates and correction of accounting errors.

(1)	Changes in significant accounting policies

The Group began to adopt ASBE (2006) on 1 January 2007, with the significant accounting policies summarized in Note 3 to the Interim Financial Statements prepared under PRC Accounting Standards for Business Enterprises (ASBE 2006).

The Group has issued H-shares. In previous years, the financial statements were reported using the applicable Accounting Standards for Business Enterprises (ASBE) and the International Financial Reporting Standards (“IFRS”). Pursuant to the requirements of the Opinions of Expert Working Group on Problems in the Implementation of Accounting Standards for Business Enterprises (“the Opinions”) issued on 1 February 2007 by the Expert Working Group on Problems in the Implementation of Accounting Standards for Business Enterprises set up by the China Accounting Standards Committee, the Group, on the first day of adopting ASBE (2006), made retrospective adjustments on the following principles to items affected by the change in accounting policies according to the following principles.

Where the principles stipulated in ASBE (2006) differ from those of the accounting standards adopted in prior years, and if the Group had adopted the principles stipulated in ASBE (2006) while preparing the financial statements in accordance with the IFRS in prior years, the Group, based on the information used in preparing the financial statements in accordance with IFRS, made retrospective adjustments to those items affected by the change in accounting policies. In addition, retrospective adjustments were made to other items in accordance with the related requirements of “ASBE No. 38 — First time adoption of Accounting Standards for Business Enterprises”.

Aside from the retrospective adjustments made to the following items((d),(e)) in accordance with the requirements of the Opinions and ASBE No. 38, the Group has made no other retrospective adjustments to items affected by the change in accounting policies.

Due to adopting ASBE (2006), the changes in significant accounting policies are summarised below:

(a)	Investments in subsidiaries, jointly controlled entities and associates

Investments in subsidiaries, previously accounted for in the Company’s financial statements by using the equity method, are now accounted for in the Company’s financial statements by using the cost method.

Where the equity method is used to account for investments in jointly controlled entitles and associates, an excess of the initial investment cost over the share of shareholders’ funds of the investee enterprise is amortised on a straight-line basis to the income statement. Now, where there is an excess of the long term equity investment’s initial investment cost over the fair value of the investee’s identifiable net assets, the equity investment differences are neither recognised nor amortised.

(b)	Investment property

A property held to earn rentals or for capital appreciation or both used to be recognized as fixed asset, now it is recognized as investment property and shall be measured using cost model.

(c)	Government grants

Asset-related government grants (excluding government capital injections for investment purposes) were previously recognised in capital reserve once they met the grants’ conditions. Now, they are recognised as deferred income, and charged evenly to the income statements over the related assets’ useful lives.

As at 1 January 2007, no retrospective adjustments have been made to asset-related government grants received in prior years which had been recognised in the capital reserve.

(d)	Change in fair value of available-for-sale financial assets

Open quoted prices in an active market were used to measure its fair value on 1 January 2007. Hence, the difference between the fair value and the carrying amount of the asset was retrospectively adjusted, which resulted in a corresponding increase in equity.

(e)	Capitalisation of general borrowing costs

Borrowing costs on general borrowings for the acquisition and construction of fixed assets, previously recognised in the income statement as incurred, are capitalised as part of the cost of the related assets, if the assets meet certain conditions for qualified assets. Retrospective adjustments were made to the carrying amounts of the fixed assets and construction in progress as at 1 January 2007, resulting in an increase in retained earnings.

(f)	Income tax

Due to retrospective adjustments made to above items (d) to (e), the Group adjusted the deferred tax effect as at 1 January 2007.

(g)	Pre-operating expenditures

Aside from the acquisition and construction of fixed assets, all expenses incurred during the start-up period were previously aggregated in the long-term deferred expenses and then fully charged to the income statement in the month in which operations commenced. Now, the expenses are recognised in the income statement as they are incurred.

(h)	Presentation of minority interests

In order to comply with ASBE (2006), the Group has changed its accounting policy relating to presentation of minority interests. Minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the period are presented in the consolidated income statement as an allocation of the total net profit or loss for the period between the minority interests and the equity shareholders of the Company.

(2)	The effects of the above changes in significant accounting policies on the Group’s net loss for the six-month period ended 30 June 2006 and the shareholders’ fund in prior years are summarised as follows:

			The Group
	Note		Six-month period ended 30 June 2006	2006	2006
			Net profit/(loss)	Closing balance of shareholders’ fund	Opening balance of shareholders’ fund
Net loss and shareholders’ fund before adjustment			(27,560)	19,273,088	19,166,908
Change in fair value of available-for-sale financial assets	7.3.1	(1)(d)	—	25,822	—
Long-term equity investment differences	7.3.1	(1)(a)	(425)	—	1700
Income tax	7.3.1	(1)(f)	(2,133)	(24,672)	(16,492)
Minority interests	7.3.1	(1)(h)	35,616	336,013	347,453
Capitalisation of general borrowing costs	7.3.1	(1)(e)	14,220	138,657	109,949
Total			47,278	475,820	442,610
Net profit and shareholders’ fund after adjustment			19,718	19,748,908	19,609,518

			The Company
	Note		Six-month period ended 30 June 2006	2006	2006
			Net loss	Closing balance of shareholders’ fund	Opening balance of shareholders’ fund
Net loss and shareholders’ fund before adjustment			(27,560)	19,273,088	19,166,908
Change in fair value of available-for-sale financial assets	7.3.1	(1)(d)	—	24,137	—
Long-term equity investment differences	7.3.1	(1)(a)	(425)	—	1,700
Income tax	7.3.1	(1)(f)	(2,133)	(22,987)	(16,492)
Capitalisation of general borrowing costs	7.3.1	(1)(e)	14,220	138,657	109,949
Total			11,662	139,807	95,157
Net loss and shareholders’ fund after adjustment			(15,898)	19,412,895	19,262,065

Assets and liabilities affected at 31 December 2006

	Note	The Group
		Before Adjustment	Adjustment	After Adjustment
Available-for-sale financial assets		—	81,119	81,119
Investment property		—	501,904	501,904
Long-term equity investments		3,341,699	194,703	3,536,402
Fixed assets, net		14,612,794	(1,005,870)	13,606,924
Construction in progress		1,972,893	36,904	2,009,797
Intangible assets		—	605,719	605,719
Wage payable	*	(11,056)	11,056	—
Welfare payable	*	(73,801)	73,801	—
Staff costs payable	*	—	(89,458)	(89,458)
Other payables		(399,495)	2,113	(397,382)
Other compulsory payable		(11,597)	11,597	—
Other non-current liabilities		(1,350)	(250,000)	(251,350)
Taxes payable		(260,389)	(9,109)	(269,498)
Deferred tax liabilities		—	(24,672)	(24,672)
Total		19,169,698	139,807	19,309,505

	Note	The Company
		Before Adjustment	Adjustment	After Adjustment
Available-for-sale financial assets		—	66,994	66,994
Investment property		—	584,247	584,247
Long-term equity investments		5,316,897	207,143	5,524,040
Fixed assets, net		12,821,170	(978,654)	11,842,516
Construction in progress		1,969,152	36,904	2,006,056
Intangible assets		—	496,160	496,160
Wage payable	*	(5,113)	5,113	—
Welfare payable	*	(34,687)	34,687	—
Staff costs payable	*	—	(39,800)	(39,800)
Other compulsory payable		(8,945)	8,945	—
Other non-current liabilities		(1,350)	(250,000)	(251,350)
Taxes payable		(262,437)	(8,945)	(271,382)
Deferred tax liabilities		—	(22,987)	(22,987)
Total		19,794,687	139,807	19,934,494

*       Aside from the retrospective adjustments made to the balance sheet items as at 31 December 2006 according to note 7.3.1(1), the Group has also made reclassification adjustments to these items in accordance with the requirements of “ASBE 38 — First Time Adoption of Accounting Standards for Business Enterprises”.

7.3.2	There is no significant change for the scope of the company’s consolidated financial statements during the period ended 30 June 2007.

7.4	Financial statements prepared under IFRSs (Unaudited)

This interim financial report for the six-month period ended 30 June 2007 is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants, whose unmodified review report is included in the interim report to be sent to shareholders.

Consolidated Income Statement

		Six-month period ended 30 June
		2007	2006
	Note	RMB’000	RMB’000
Turnover	2	26,820,241	23,440,275
Sales taxes and surcharges		(352,076)	(316,004)

Net sales		26,468,165	23,124,271
Cost of sales		(24,413,090)	(22,931,817)

Gross profit		2,055,075	192,454
Selling and administrative expenses		(243,101)	(281,013)
Other operating income		476,533	130,536
Other operating expenses
Employee reduction expenses		(50,733)	(19,810)
Others		(64,805)	(42,289)

Total other operating expenses		(115,538)	(62,099)

Profit/(loss) from operations		2,172,969	(20,122)
Share of profits of associates and jointly controlled entities		384,912	180,156
Net financing costs		(88,757)	(107,335)

Profit before taxation	2, 3	2,469,124	52,699

Taxation	4	(653,094)	(11,390)

Profit after taxation		1,816,030	41,309

Attributable to:
Equity shareholders of the Company		1,785,569	5,693
Minority interests		30,461	35,616

Profit after taxation		1,816,030	41,309

Basic earnings per share	5	RMB0.248	RMB0.001

Consolidated Balance Sheet

		At 30 June	At 31 December
		2007	2006
	Note	RMB’000	RMB’000
Non-current assets
Property, plant and equipment		14,102,728	13,359,862
Investment property		496,600	501,904
Construction in progress		1,052,683	2,008,447
Interests in associates and jointly controlled entities		2,910,307	2,787,795
Investments		766,651	528,931
Lease prepayments and other assets		644,574	603,290
Goodwill		22,415	22,415
Deferred tax assets		—	30,310

Total non-current assets		19,995,958	19,842,954

Current assets
Inventories		5,091,209	4,163,256
Trade debtors	7	268,858	358,690
Bills receivable	7	1,373,676	1,212,110
Deposits, other debtors and prepayments		207,445	239,114
Amounts due from related parties	7	735,247	695,286
Cash and cash equivalents		801,499	894,650

Total current assets		8,477,934	7,563,106

Current liabilities
Loans and borrowings	8	2,869,266	4,270,337
Trade creditors	9	1,355,690	1,385,577
Bills payable	9	36,690	7,026
Other creditors		984,717	732,951
Amounts due to related parties	9	682,053	599,773
Income tax payable		408,747	34,386

Total current liabilities		6,337,163	7,030,050

Net current assets		2,140,771	533,056

Total assets less current liabilities		22,136,729	20,376,010

Non-current liabilities

Loans and borrowings	8	989,945	1,063,654
Deferred tax liabilities		42,280	—

Total non-current liabilities		1,032,225	1,063,654

Net assets		21,104,504	19,312,356
Shareholders’ equity

Share capital	10	7,200,000	7,200,000
Reserves	10	13,543,716	11,776,343

Total equity attributable to equity shareholders of the Company		20,743,716	18,976,343
Minority interests		360,788	336,013

Total equity		21,104,504	19,312,356

Notes to the unaudited interim financial report

1	Principal activities and basis of preparation

Sinopec Shanghai Petrochemical Company Limited (“the Company”) and its subsidiaries (collectively “the Group”) is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. The Company is a subsidiary of China Petroleum & Chemical Corporation (“Sinopec Corp”).

This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants.

The interim financial report has been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard 34 “Interim Financial Reporting” adopted by the International Accounting Standards Board (“IASB”).

The preparation of interim financial report in conformity with International Financial Reporting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

The financial information relating to the financial year ended 31 December 2006 included in the interim financial report do not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2006 are available from the Company’s registered office. The Company’s independent auditors have expressed an unqualified opinion on those financial statements in their audit report dated 29 March 2007.

The accounting policies have been consistently applied by the Group and are consistent with those adopted in the 2006 annual financial statements. The 2006 annual financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) promulgated by the IASB. IFRSs include International Accounting Standards (“IAS”) and related interpretations.

2	Segment reporting

Reportable information on the Group’s operating segments is as follows:

	Six-month period ended 30 June
	2007	2006
	RMB’000	RMB’000
Turnover

Manufactured Products

Synthetic fibres
- External sales	2,304,678	2,312,743
- Intersegment sales	46	38

Total	2,304,724	2,312,781

Resins and plastics
- External sales	8,117,734	7,606,847
- Intersegment sales	35,115	29,577

Total	8,152,849	7,636,424

Intermediate petrochemicals
- External sales	4,202,885	3,048,549
- Intersegment sales	8,440,840	6,340,998

Total	12,643,725	9,389,547

Petroleum products
- External sales	10,069,800	9,074,588
- Intersegment sales	782,449	663,223

Total	10,852,249	9,737,811

All others
- External sales	2,125,144	1,397,548
- Intersegment sales	1,535,505	1,890,620

Total	3,660,649	3,288,168

Elimination of intersegment sales	(10,793,955)	(8,924,456)

Consolidated turnover	26,820,241	23,440,275

External sales include sales to Sinopec Corp group companies.

	Six-month period ended 30 June
	2007	2006
	RMB’000	RMB’000
Profit before taxation

Segment result
Synthetic fibres	103,440	84,956
Resins and plastics	576,169	500,963
Intermediate petrochemicals	520,432	272,977
Petroleum products	477,217	(941,320)
All others	82,592	62,302

Segment result	1,759,850	(20,122)

Unallocated other operating income	413,119	—

Consolidated profit/(loss) from operations	2,172,969	(20,122)
Share of profits of associates and jointly controlled entities	384,912	180,156
Net financing costs	(88,757)	(107,335)

Consolidated profit before taxation	2,469,124	52,699

3	Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

	Six-month period ended 30 June
	2007	2006
	RMB’000	RMB’000
Interest on bank loans and advances	160,830	183,908
Less: Amount capitalised as construction in progress	(35,307)	(26,859)
Interest expense, net	125,523	157,049

Cost of inventories sold	24,413,090	22,931,817
Depreciation	817,110	909,990
Amortisation of lease prepayment and other assets	8,372	6,244
Net loss on disposal of property, plant and equipment	12,806	73
Amortisation of deferred income	—	(5,759)

4	Taxation

Taxation in the consolidated income statement represents:

	Six-month period ended 30 June
	2007	2006
	RMB’000	RMB’000
Provision for PRC income tax for the period	676,220	15,679
Deferred taxation	(23,126)	(4,289)

	653,094	11,390

It has come to the Company´s attention that the State Administration of Taxation issued a notice in June 2007 which requested the relevant local tax authorities to rectify, immediately, the expired concessionary tax policy for the nine listed companies authorized by the State Council to issue shares in Hong Kong in 1993 which is still being applied. The notice stated that the difference in enterprise income tax (“EIT”) arising from the expired preferential rate and the applicable rate should be settled according to the provisions of “Law on the Administration of Tax Collection”.

The Company is one of the nine listed companies mentioned above and has applied the preferential EIT rate of 15% in prior years. At present, the Company is actively communicating with the relevant tax authority to assess the specific situation, and up to now, has been informed that the EIT rate for the Company would be adjusted from the original 15% to 33% from 2007. At this stage, the directors of the Company consider that it is uncertain whether the relevant tax authorities will retrospectively claim additional EIT from the Company in respect of any prior years, and it is not possible to reliably estimate the eventual outcome of this matter. Accordingly, no provision in respect of the EIT differences has been made in the financial statements.

The charge for PRC income tax for the period is therefore calculated at the rate of 33% (2006: 15%) on the estimated assessable income of the period determined in accordance with relevant income tax rules and regulations. The Company did not carry out business overseas and therefore does not incur overseas income taxes.

Pursuant to the PRC enterprise income tax law passed by the Tenth National People´s Congress on 16 March 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25 per cent. and will be effective from 1 January 2008.

As the EIT rate applicable to the Company will be changed from 33% in 2007 to 25% in 2008, deferred tax recognised as at 30 June 2007 is based on the corresponding tax rate that are expected to apply to the period when the asset is realised or the liability is settled.

5	Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of the Company for the period of RMB 1,785,569,000 (period ended 30 June 2006: RMB 5,693,000) and 7,200,000,000 (period ended 30 June 2006: 7,200,000,000) shares in issue during the period.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods.

6	Dividends

	Six-month period ended 30 June
	2007	2006
	RMB’000	RMB’000
Final dividend in respect of the previous financial year, approved during the period, of RMB 0.04 per share (2006: RMB 0.10 per share)	288,000	720,000

Pursuant to a resolution passed at the Annual General Meeting held on 19 June 2007, a final dividend of RMB 288,000,000 (2006: RMB 720,000,000) was declared and approved for the year ended 31 December 2006. The directors do not recommend the payment of an interim dividend for the period (2006: RMB Nil).

7	Trade accounts receivable

	At 30 June	At 31 December
	2007	2006
	RMB’000	RMB’000
Trade debtors	294,629	389,601
Less: Impairment losses for bad and doubtful debts	(25,771)	(30,911)
	268,858	358,690
Bills receivable	1,373,676	1,212,110
Amounts due from related parties	735,247	695,286
	2,377,781	2,266,086

The aging analysis of trade accounts receivable (net of impairment losses for bad and doubtful debts) is as follows:

	At 30 June	At 31 December
	2007	2006
	RMB’000	RMB’000
Invoice date:
Within one year	2,371,479	2,255,783
Between one and two years	6,302	10,303
	2,377,781	2,266,086

Sales are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

8	Loans and borrowings

	At 30 June	At 31 December
	2007	2006
	RMB’000	RMB’000
Short-term loans	847,808	1,853,692
Corporate bonds (Note a)	2,000,000	2,000,000
Current portion of long-term bank loans	21,458	416,645
Loans and borrowings — current	2,869,266	4,270,337
Loans and borrowings — non-current	989,945	1,063,654
	3,859,211	5,333,991

Note a:

The Company issued 365-day unsecured corporate bonds of face value at RMB 2 billion to corporate investors in the PRC inter-bank debenture market on 11 December 2006. The bonds were issued at 100% of face value, with an effective yield 3.83% per annum, and will mature on 12 December 2007.

9	Trade accounts payable

	At 30 June	At 31 December
	2007	2006
	RMB’000	RMB’000
Trade creditors	1,355,690	1,385,577
Bills payable	36,690	7,026
Amounts due to related parties	682,053	599,773
	2,074,433	1,992,376

The maturity analysis of trade accounts payable is as follows:

	At 30 June	At 31 December
	2007	2006
	RMB’000	RMB’000
Due within 1 month or on demand	1,773,414	1,677,458
Due after 1 month and within 3 months	301,019	314,918
	2,074,433	1,992,376

10	Capital and reserves

								Attributable to equity shareholders of the Company
	Note		Share capital	Share premium	Statutory surplus reserve	General surplus reserve	Catpital reserve	Discretionary surplus reserves	Excess over share capital	Fair value reserve	Retained profits	Total	Minority interests	Total equity
			RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 1 January 2006:			7,200,000	2,420,841	3,174,419	82,089	4,180	1,280,514	(148,604)	—	4,816,548	18,829,987	347,453	19,177,440

Dividends approved in respect of the previous year	6		—	—	—	—	—	—	—	—	(720,000)	(720,000)	—	(720,000)
Dividends paid to minority shareholders			—	—	—	—	—	—	—	—	—	—	(77,271)	(77,271)
Profit for the period			—	—	—	—	—	—	—	—	5,693	5,693	35,616	41,309

At 30 June 2006			7,200,000	2,420,841	3,174,419	82,089	4,180	1,280,514	(148,604)	—	4,102,241	18,115,680	305,798	18,421,478

At 1 July 2006			7,200,000	2,420,841	3,174,419	82,089	4,180	1,280,514	(148,604)	—	4,102,241	18,115,680	305,798	18,421,478

Appropriation			—	—	73,685	—	—	—	—	—	(73,685)	—	—	—
Change in fair value of available-for-sale equity securities	(b	)	—	—	—	—	—	—	—	21,949	—	21,949	—	21,949
Profit for the period			—	—	—	—	—	—	—	—	838,714	838,714	30,939	869,653
Dividends paid to minority shareholders			—	—	—	—	—	—	—	—	—	—	(724)	(724)

At 31 December 2006			7,200,000	2,420,841	3,248,104	82,089	4,180	1,280,514	(148,604)	21,949	4,867,270	18,976,343	336,013	19,312,356

At 1 January 2007:			7,200,000	2,420,841	3,248,104	82,089	4,180	1,280,514	(148,604)	21,949	4,867,270	18,976,343	336,013	19,312,356

Appropriation	(a	)	—	—	11,786	—	—	—	—	—	(11,786)	—	—	—
Dividends approved in respect of the previous year	6		—	—	—	—	—	—	—	—	(288,000)	(288,000)	—	(288,000)
Dividends paid to minority shareholders			—	—	—	—	—	—	—	—	—	—	(5,686)	(5,686)
Changes in fair value of available-for-sale securities	(b	)	—	—	—	—	—	—	—	546,594	—	546,594	—	546,594
Transfer to profit or loss on disposal of available for sale securities	(b	)	—	—	—	—	—	—	—	(276,790)	—	(276,790)	—	(276,790)
Profit for the period			—	—	—	—	—	—	—	—	1,785,569	1,785,569	30,461	1,816,030
At 30 June 2007			7,200,000	2,420,841	3,259,890	82,089	4,180	1,280,514	(148,604)	291,753	6,353,053	20,743,716	360,788	21,104,504

Notes:

(a)	Commencing from 1 January 2007, the Group has adopted the PRC Accounting Standards for Business Enterprises issued by the Ministry of Finance of the PRC (the “MOF”) on 15 February 2006, certain PRC accounting policies have been changed and applied retrospectively. The net profits as determined in accordance with the PRC Accounting Rules and Regulations for prior periods have been restated and the statutory surplus reserve has been adjusted based on 10% of the restated net profits. The adjustment to the statutory surplus reserve was reflected as a movement in the current period.

(b)	The fair value reserve comprises the cumulative net change in the fair value of available-for-sale securities, net of deferred tax, held at the balance sheet date, which is based on reliably measured fair values at period end.

11	Contingent liabilities

(a)	Financial guarantees issued

	At 30 June	At 31 December
	2007	2006
	RMB’000	RMB’000
Guarantees issued to banks in favour of:
- associates	14,500	40,000
- joint ventures	6,500	9,750

	21,000	49,750

Guarantees issued to banks in favour of associates and joint ventures are given to the extent of the Company’s respective interest in these entities. The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 30 June 2007, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group’s obligation under the guarantees arrangement.

(b)	Income tax differences

As discussed in Note 4, the Group has certain income tax exposures with regard to prior years. At this stage, the Company is still in the process of communicating with the relevant tax authorities over this matter and is not in a position to reliably estimate the eventual outcome.

7.5	Differences between financial statements prepared under the PRC Accounting Standards for Business Enterprises and IFRSs

The below figures are extracted from the interim financial statements prepared in accordance with the PRC Accounting Standards for Business Enterprises and IFRSs, both of which have not been audited.

The Company also prepares a set of financial statements which complies with the PRC Accounting Standards for Business Enterprises. A reconciliation of the Group’s net profit and shareholders’ equity prepared under the PRC Accounting Standards for Business Enterprises and IFRSs is presented below.

Other than the differences in the classification of certain financial statements assertions and the accounting treatment of the items described below, there are no material differences between the Group’s financial statements prepared in accordance with the PRC Accounting Standards for Business Enterprises and IFRSs. The major differences are:

Notes:

(i)	Valuation surplus

Under the PRC Accounting Standards for Business Enterprises, the excess of fair value over the carrying value of assets given up in part exchange for investments should be credited to capital reserve fund.

Under IFRSs, it is inappropriate to recognise such excess as a gain as its realisation is uncertain.

(ii)	Government grants

Under the PRC Accounting Standards for Business Enterprises, government subsidy for technology improvement defined as capital contribution according to the relevant government documents is not considered as a government grant and should be recorded as capital reserve.

Under IFRSs, such grants for the purchase of equipment used for technology improvements are offset against the cost of asset to which the grants related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(iii)	Revaluation of land use rights

Under IFRSs, land use rights are carried at historical cost less accumulated amortisation. Under the PRC Accounting Standards for Business Enterprises, land use rights are carried at revalued amount less accumulated amortisation.

(iv)	Goodwill

Under the PRC Accounting Standards for Business Enterprises, the Group no longer amortises positive goodwill effective 1 January 2007. Such goodwill is tested annually for impairment.

Under IFRSs, with reference to IFRS 3, “Business combinations”, the Group no longer amortises goodwill effective 1 January 2005. Such goodwill is tested annually for impairment.

As a result, there are no differences in respect of goodwill amortisation between the PRC Accounting Standards for Business Enterprises and IFRSs effective 1 January 2007. The difference in the shareholders’ equity represents the two years of amortisation of positive goodwill during the period from 1 January 2005 to 31 December 2006 under previous PRC Accounting Rules and Regulations.

(v)	Sale of assets to a jointly controlled entity

Under the PRC Accounting Standards for Business Enterprises, a listed company that sells fixed assets to its related party, any excess of the net disposal proceeds over the carrying amount of the fixed assets is fully recognised.

Under IFRSs, a venturer that contributes non-monetary assets or sells assets to a joint venture, while the assets are retained in the joint venture, the venturer shall recognise a gain or loss to the extent the assets have been sold to the other venturers.

Effects on the Group’s net profit and shareholders’ equity of significant differences between the PRC Accounting Standards for Business Enterprises and IFRSs are summarised below:

		Six-month period ended 30 June
		2007	2006
	Note	RMB’000	RMB’000
			(restated)
Profit/(loss) attributable to equity shareholders of the Company under the PRC Accounting Standards for Business Enterprises		1,751,897	(15,898)

Adjustments:
Reduced depreciation on government grants	(ii)	13,380	13,380
Amortisation of revaluation of land use rights	(iii)	1,749	1,749
Goodwill	(iv)	—	6,724
Sale of assets to a jointly controlled entity, reversal of depreciation	(v)	1,752	—
Effects of the above adjustments on taxation		(1,155)	(262)
Effects of change in tax rate on deferred tax		17,946	—

Profit attributable to equity shareholders of the Company under IFRSs		1,785,569	5,693

Effects on the Group’s net profit and shareholders’ equity of significant differences between the PRC Accounting Standards for Business Enterprises and IFRSs are summarised below:
		As at 30 June	As at 31 December
		2007	2006
	Note	RMB’000	RMB’000
			(restated)
Total equity attributable to equity shareholders under the PRC Accounting Standards for Business Enterprises		21,146,596	19,412,895

Adjustments:

Valuation surplus	(i)	(44,887)	(44,887)
Government grants	(ii)	(250,539)	(263,919)
Revaluation of land use rights	(iii)	(124,116)	(125,865)
Goodwill	(iv)	22,415	22,415
Sale of assets to a jointly controlled entity, net of depreciation effect	(v)	(49,043)	(50,795)
Effects of the above adjustments on taxation		43,290	26,499

Total equity attributable to equity shareholders of the Company under IFRSs		20,743,716	18,976,343

7.6	Supplementary Information for North American Shareholders

The Group’s accounting policies conform with IFRSs which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented below. The U.S. GAAP reconciliation presented below is included as supplemental information and is not required as part of the basic interim financial reports. Such information has not been subjected to independent audit or review.

Notes:

(a)	Foreign exchange gains and losses

Under IFRSs, foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. In the periods ended 30 June 2007 and 2006, no foreign exchange differences were capitalised to property, plant and equipment. Under U.S. GAAP, all foreign exchange gains and losses on foreign currency debt are included in current earnings. Due to the effect of foreign exchange differences capitalised and fully amortised under IFRSs, the balances of cost and accumulated depreciation of property, plant and equipment as at 30 June 2007 under IFRSs were higher than the balances under U.S. GAAP by RMB 365,258,000 and RMB 365,258,000 respectively (31 December 2006: RMB 365,258,000 and RMB 365,258,000 respectively).

(b)	Revaluation of property, plant and equipment

In the periods prior to those presented herein, the property, plant and equipment of the Company were revalued to reflect the current fair value resulting in a revaluation surplus recorded in the Company’s financial statements. Additional depreciation charges have been taken in the periods ended 30 June 2007 and 2006 on the revaluation surplus of RMB 1,576,330,000.

Under U.S. GAAP, property, plant and equipment are stated at historical cost less accumulated depreciation. However, as a result of the tax deductibility of the revaluation, a deferred tax asset related to the reversal of the revaluation surplus is created under U.S. GAAP with a corresponding increase in shareholders’ equity.

(c)	Capitalised interest on investment in associates

Under IFRSs, an investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under U.S. GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee’s activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is initially capitalised and subsequently amortised when the operation of the qualifying assets begin.

(d)	Goodwill

With effect from 1 January 2005, in accordance with IFRS 3 and IAS 36, the Group no longer amortises positive goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

Under U.S. GAAP, with reference to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill was no longer amortised beginning 1 January 2002, the date that SFAS No. 142 was adopted. Instead, goodwill has been reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter. In addition, under U.S. GAAP, the unallocated negative goodwill that existed at the date of adoption of SFAS No. 142 was written off effective 1 January 2002 as a cumulative effect of a change in accounting principle.

As a result, there are no differences in respect of goodwill amortisation between IFRSs and U.S. GAAP effective 1 January 2005. The difference in the shareholders’ equity represents the three years of amortisation of positive goodwill during the period from 1 January 2002 to 31 December 2004 under IFRSs.

(e)	Presentation of minority interests

Under IFRSs, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the period are presented in the consolidated statement of income as an allocation of the total net income for the period between the minority interests and the equity shareholders of the Company. Under U.S. GAAP, minority interests at the balance sheet date are presented in the consolidated balance sheet either as liabilities or separately from liabilities and equity. Minority interests in the results of the Group for the year are also separately presented in the consolidated statement of income as a deduction before arriving at net income.

(f)	Condensed consolidated statements of cash flows

The Group applies IAS 7 “Cash Flow Statements”. Its objectives and principles are similar to those set out in SFAS No. 95, “Statement of Cash Flows” (“SFAS 95”). The principal differences between the standards relate to classification. Interest income received and investment income received classified as investing activities under IFRS would be classified as operating activities under U.S. GAAP.

(g)	Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company under U.S. GAAP of RMB 1,782,590,000 (period ended 30 June 2006: RMB 8,500,000) and the number of shares in issue during the period of 7,200,000,000 (period ended 30 June 2006: 7,200,000,000). Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods.

(h)	United States dollar equivalents

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars at the rate of US$1.000 = RMB 7.6155 being the average of the buying and selling rates quoted by the People’s Bank of China on 29 June 2007. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate.

The effect on the profit attributable to equity shareholders of the Company of significant differences between IFRSs and U.S. GAAP is as follows:

			Six-month period ended 30 June
			2007		2007	2006
	Note		US$’000		RMB’000	RMB’000
Profit attributable to equity shareholders of the Company under IFRSs				234,465	1,785,569	5,693

U.S. GAAP adjustments:

Depreciation charge on revalued property, plant and equipment	(b	)		1,043	7,940	7,940
Capitalised interest on investment in associates, net of amortisation effect	(c	)		(609)	(4,637)	(4,637)
Effects of the above adjustments on taxation				(143)	(1,090)	(496)
Effects of change in tax rate on deferred tax				(682)	(5,192)	—

Profit attributable to equity shareholders of the Company under U.S. GAAP				234,074	1,782,590	8,500

Basic earnings per share under U.S. GAAP	(f	)	US$	0.033	RMB0.248	RMB0.001

Basic earnings per ADS under U.S. GAAP	(f	)	US$	3.251	RMB24.758	RMB0.12

The effect on total equity attributable to equity shareholders of the Company of significant differences between IFRSs and U.S. GAAP is as follows:

			As at 30 June			As at 31 December
			2007		2007	2006
	Note		US$’000		RMB’000	RMB’000
Total equity attributable to equity shareholders of the Company under IFRSs				2,723,881	20,743,716	18,976,343

U.S. GAAP adjustments:

Revaluation of property, plant and equipment	(b	)		(3,128)	(23,819)	(31,759)
Capitalised interest on investment in associates, net of amortisation effect	(c	)		10,726	81,686	86,323
Goodwill	(d	)		5,297	40,344	40,344
Effect of U.S. GAAP adjustments on deferred tax assets				782	5,955	4,764
Effect of U.S. GAAP adjustments on deferred tax liabilities				(2,682)	(20,421)	(12,948)
Total equity attributable to equity shareholders of the Company under U.S. GAAP				2,734,876	20,827,461	19,063,067

By order of the Board Rong Guangdao Chairman

Shanghai, the PRC, 24 August 2007

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.